HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                            1624 Washington Street
                               Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                (303) 839-0061

                                March 30, 2010

Craig H. Arakawa
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

      Re:   Holloman Energy Corporation (File No. 000-52419)
            Form 10-K for the year ended December 31, 2008


      This office represents Holloman Energy Corporation ("the Company"). The following are the Company's responses to the comments received from the staff by letter dated February 19, 2010.

      The item numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The references under the page number column are the pages in the Company's amended Form 10-K where the Company's responses to the staff's comments can be found.

                                                                        Page No.
                                                                        --------

      1. The letter requested by this comment will be sent under separate cover when all staff comments have been resolved.

      2. Comment noted.

      3. Comment noted.

      4. The disclosure which is the subject of this comment has
been amended.                                                                12

      5. The Company's February 2008 sale of Endeavor Canada Corporation ("ECC") was not a capital transaction. It was neither a purchase for constructive retirement of preferred shares nor a quasi-reorganization of the Company's operations.

                                                                        Page No.
                                                                        --------

            In the normal course of business, the Company's management determines which assets are worthy of further exploration and which should be sold or abandoned. Sales of oil and gas properties are routine in the industry. During 2009, for instance, the Company decided to divest or relinquish its rights in four offshore oil concessions and to concentrate on assets considered to have better potential. As with the sale of ECC, the impact of those transactions were recognized in the Company's statement of operations.

            During January 2008, the Company determined that the oil and gas assets held by ECC did not warrant further investment. As a result, ECC was offered for sale to a variety of third parties. Cameron King, the Company's former Chief Executive officer responded with the most attractive purchase proposal.

            At the time of the ECC sale, Mr. King had no control over the Company and was neither an officer nor director. The transaction with Mr. King was undertaken at arm's-length. The sale of ECC was not an unwinding of the previous merger and did not involve a significant number of the original shareholders of ECC.

            The gain on the sale of ECC  complies  with Chapter 1,
Section B,  paragraph 7 of ARB 43 and  paragraph  28 of APB 9. The value  allocated to the shares  returned and  cancelled in partial compensation  for the sale was  calculated  as  $6,507  using  the
Treasury  Stock  Method  (6,500  Series A  Preferred  shares  plus
6,500,000  Class A  Preferred  shares at par  value of $0.001  per
share).   The  gain  reported   related  almost  entirely  to  the
Company's   divestiture  of  $2,621,314  in  net   liabilities  in
exchange for $1,837,446 in net assets.                                      N/A

      6. The amended purchase agreement has been filed with the
Company's amended 10-K report.                                      Exhibit 10.7

      7. The footnote which is the subject of this comment has
been revised.                                                               F-7

      8. The parties to the Holloman asset acquisition believe counterparty performance was complete on August 24, 2007. The transaction documents were fully executed, time was of the essence and each party initiated action based upon that commitment. Any remaining pre-conditions to the sale were considered non-substantive and beneficial ownership of the shares in HPPL was delivered on that date.

                                                                   10-K Page No.
                                                                   -------------

            EITF 96-18 provides that the measurement date is the date a performance commitment takes place, which in turn depends on sufficiently large disincentives for non-performance. In examples 1, 2 and 3 to EITF 96-18, the requisite relationship between the issuer and the counterparty was established by a contract between the parties. In the agreement between the Company and HPPL a post-closing covenant required the Company to complete the work programs required by the terms of the Australian oil and gas concessions.

            Had HPPL not performed, the Company would not be bound by the post-closing covenant and HPPL would have lost all of its assets, those being the Australian oil and gas concessions. Since the Company specifically agreed to satisfy the work requirements, the disincentive for non-performance resulted from the relationship between the Company and HPPL.

            The definition of fair market value ("FMV") of equity instruments is set forth in SFAS 121 which states that FMV is "the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale." The trading volume in the Company's common stock varies and its price volatility is greater than 100%. As such, a single day's market price does not represent FMV as contemplated between the buyer and seller. The average trading price for a reasonable period (10 days) prior to the completion of an asset purchase was agreed by the parties as the FMV consideration given in exchange for the HPPL assets at August 24, 2007.

            In addition, please note that the FMV of the
consideration given for the Holloman assets using a
November 21, 2007 measurement date ($0.81 per share)
is not materially different from the FMV of the
consideration given using an August 24, 2007 measurement
date ($0.85 per share). The absolute dollar difference of
$744,000 represents approximately 3% of the Company's assets
as of December 31, 2008.                                                    N/A

      9. Note 12 has been revised in response to this comment.        F-16, F-17


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart